Exhibit 99.2
Shell plc
Three month period ended March 31, 2025
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 1st QUARTER 2025 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million
Q1 2025	Q4 2024	Q1 2024	%¹		Reference
4,780	928	7,358	+415	Income/(loss) attributable to Shell plc shareholders
5,577	3,661	7,734	+52	Adjusted Earnings	A
15,250	14,281	18,711	+7	Adjusted EBITDA	A
9,281	13,162	13,330	-29	Cash flow from operating activities
(3,959)	(4,431)	(3,528)		Cash flow from investing activities
5,322	8,731	9,802		Free cash flow	G
4,175	6,924	4,493		Cash capital expenditure	C
8,575	9,401	8,997	-9	Operating expenses	F
8,453	9,138	9,054	-7	Underlying operating expenses	F
10.4%	11.3%	12.0%		ROACE	D
76,511	77,078	79,931		Total debt	E
41,521	38,809	40,513		Net debt	E
18.7%	17.7%	17.7%		Gearing	E
2,838	2,815	2,911	+1	Oil and gas production available for sale (thousand boe/d)
0.79	0.15	1.14	+427	Basic earnings per share ($)
0.92	0.60	1.20	+53	Adjusted Earnings per share ($)	B
0.3580	0.3580	0.3440	—	Dividend per share ($)
1.Q1 on Q4 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the fourth quarter 2024, reflected lower exploration well write-offs, lower operating expenses and higher Products margins.
First quarter 2025 income attributable to Shell plc shareholders also included a charge of $0.5 billion related to the UK Energy Profits Levy and impairment charges. These items are included in identified items amounting to a net loss of $0.8 billion in the quarter. This compares with identified items in the fourth quarter 2024 which amounted to a net loss of $2.8 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items.
Cash flow from operating activities for the first quarter 2025 was $9.3 billion, and primarily driven by Adjusted EBITDA, partly offset by tax payments of $2.9 billion and working capital outflows of $2.7 billion. The working capital outflows mainly reflected accounts receivable and payable movements.
Cash flow from investing activities for the first quarter 2025 was an outflow of $4.0 billion, and included cash capital expenditure of $4.2 billion, and net other investing cash outflows of $0.9 billion which included the drawdowns on loan facilities provided at completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) in Nigeria, partly offset by divestment proceeds of $0.6 billion.
Net debt and Gearing: At the end of the first quarter 2025, net debt was $41.5 billion, compared with $38.8 billion at the end of the fourth quarter 2024. This reflects free cash flow of $5.3 billion, which included working capital outflows of $2.7 billion, more than offset by share buybacks of $3.3 billion, cash dividends paid to Shell plc shareholders of $2.2 billion, lease additions of $1.3 billion including those related to the Pavilion Energy Pte. Ltd. acquisition and interest payments of $0.8 billion. Gearing was 18.7% at the end of the first quarter 2025, compared with 17.7% at the end of the fourth quarter 2024, mainly driven by higher net debt.
Shell plc            Unaudited Condensed Interim Financial Report            2

Shareholder distributions
Total shareholder distributions in the quarter amounted to $5.5 billion comprising repurchases of shares of $3.3 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the first quarter 2025 amount to $0.3580 per share. Shell has now completed $3.5 billion of share buybacks announced in the fourth quarter 2024 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the second quarter 2025 results announcement.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 3 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and depreciation, depletion and amortisation (DD&A) expenses.
3.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Integrated Gas
In March 2025, we completed the previously announced acquisition of 100% of the shares in Pavilion Energy Pte. Ltd. (Pavilion Energy). Pavilion Energy, headquartered in Singapore, operates a global LNG trading business with contracted supply volume of approximately 6.5 million tonnes per annum (mtpa).
Upstream
In January 2025, we announced the start of production at the Shell-operated Whale floating production facility in the Gulf of America. The Whale development is owned by Shell (60%, operator) and Chevron U.S.A. Inc. (40%).
In February 2025, we announced production restart at the Penguins field in the UK North Sea with a modern floating, production, storage and offloading (FPSO) facility (Shell 50%, operator; NEO Energy 50%). The previous export route for this field was via the Brent Charlie platform, which ceased production in 2021 and is being decommissioned.
In February 2025, we signed an agreement to acquire a 15.96% working interest from ConocoPhillips Company in the Shell-operated Ursa platform in the Gulf of America. The transaction completed on May 1, 2025 which increases Shell's working interest in the Ursa platform from 45.3884% to 61.3484%.
In March 2025, we completed the sale of SPDC to Renaissance, as announced in January 2024.
In March 2025, we announced the Final Investment Decision (FID) for Gato do Mato, a deep-water project in the pre-salt area of the Santos Basin, offshore Brazil. The Gato do Mato Consortium includes Shell (operator, 50%), Ecopetrol (30%), TotalEnergies (20%) and Pré-Sal Petróleo S.A. (PPSA) acting as the manager of the production sharing contract (PSC).
Chemicals and Products
In January 2025, CNOOC and Shell Petrochemicals Company Limited (CSPC), a 50:50 joint venture between Shell and CNOOC Petrochemicals Investment Ltd, took an FID to expand its petrochemical complex in Daya Bay, Huizhou, south China.
In April 2025, we completed the previously announced sale of our Energy and Chemicals Park in Singapore to CAPGC Pte. Ltd. (CAPGC), a joint venture between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd.
In April 2025, we agreed to sell our 16.125% interest in Colonial Enterprises, Inc. (“Colonial”) to Colossus AcquireCo LLC, a wholly owned subsidiary of Brookfield Infrastructure Partners L.P. and its institutional partners (collectively, “Brookfield”), for $1.45 billion. The transaction is subject to regulatory approvals and is expected to close in the fourth quarter of 2025.
Renewables and Energy Solutions
In January 2025, we completed the previously announced acquisition of a 100% equity stake in RISEC Holdings, LLC, which owns a 609-megawatt (MW) two-unit combined-cycle gas turbine power plant in Rhode Island, USA.

Shell plc            Unaudited Condensed Interim Financial Report            3

PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million
Q1 2025	Q4 2024	Q1 2024	%¹		Reference
2,789	1,744	2,761	+60	Income/(loss) for the period
306	(421)	(919)		Of which: Identified items	A
2,483	2,165	3,680	+15	Adjusted Earnings	A
4,735	4,568	6,136	+4	Adjusted EBITDA	A
3,463	4,391	4,712	-21	Cash flow from operating activities	A
1,116	1,337	1,041		Cash capital expenditure	C
126	116	137	+9	Liquids production available for sale (thousand b/d)
4,644	4,574	4,954	+2	Natural gas production available for sale (million scf/d)
927	905	992	+2	Total production available for sale (thousand boe/d)
6.60	7.06	7.58	-6	LNG liquefaction volumes (million tonnes)
16.49	15.50	16.87	+6	LNG sales volumes (million tonnes)
1.Q1 on Q4 change
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the fourth quarter 2024, reflected lower exploration well write-offs ($277 million), partly offset by lower LNG liquefaction volumes (decrease of $68 million). The net effect of contributions from trading and optimisation and realised prices was in line with the fourth quarter 2024 despite higher unfavourable (non-cash) impact of expiring hedging contracts.
Identified items in the first quarter 2025 included favourable movements of $362 million due to the fair value accounting of commodity derivatives, that as part of Shell's normal business are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These favourable movements compare with the fourth quarter 2024 which included impairment charges of $339 million and a loss of $96 million related to sale of assets, partly offset by favourable movements of $109 million due to the fair value accounting of commodity derivatives.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and net cash inflows related to derivatives of $542 million, partly offset by tax payments of $773 million and working capital outflows of $687 million.
Total oil and gas production, compared with the fourth quarter 2024, increased by 2% mainly due to lower planned maintenance in Pearl GTL (Qatar), partly offset by unplanned maintenance and weather constraints in Australia. LNG liquefaction volumes decreased by 6% mainly due to unplanned maintenance and weather constraints in Australia.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and DD&A expenses.
Shell plc            Unaudited Condensed Interim Financial Report            4

UPSTREAM

Quarters				$ million
Q1 2025	Q4 2024	Q1 2024	%¹		Reference
2,080	1,031	2,272	+102	Income/(loss) for the period
(257)	(651)	339		Of which: Identified items	A
2,337	1,682	1,933	+39	Adjusted Earnings	A
7,387	7,676	7,888	-4	Adjusted EBITDA	A
3,945	4,509	5,727	-13	Cash flow from operating activities	A
1,923	2,076	2,010		Cash capital expenditure	C
1,335	1,332	1,331	—	Liquids production available for sale (thousand b/d)
3,020	3,056	3,136	-1	Natural gas production available for sale (million scf/d)
1,855	1,859	1,872	—	Total production available for sale (thousand boe/d)
1.Q1 on Q4 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the fourth quarter 2024, reflected lower exploration well write-offs ($346 million), lower depreciation, depletion and amortisation expenses (decrease of $330 million), lower operating expenses ($194 million) and comparative favourable tax movements ($179 million), partly offset by lower volumes (decrease of $359 million).
Identified items in the first quarter 2025 included a charge of $509 million related to the UK Energy Profits Levy, partly offset by gains of $159 million from disposal of assets and gains of $95 million related to the impact of the strengthening Brazilian real on a deferred tax position. These charges and favourable movements compare with the fourth quarter 2024 which included a loss of $161 million related to the impact of the weakening Brazilian real on a deferred tax position, and impairment charges of $152 million.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2025 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $1,999 million and working capital outflows of $913 million.
Total production, compared with the fourth quarter 2024, decreased mainly due to the SPDC divestment, largely offset by new oil production.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and DD&A expenses.
Shell plc            Unaudited Condensed Interim Financial Report            5

MARKETING

Quarters				$ million
Q1 2025	Q4 2024	Q1 2024	%¹		Reference
814	103	896	+688	Income/(loss) for the period
(49)	(736)	(7)		Of which: Identified items	A
900	839	781	+7	Adjusted Earnings	A
1,869	1,709	1,686	+9	Adjusted EBITDA	A
1,907	1,363	1,319	+40	Cash flow from operating activities	A
256	811	465		Cash capital expenditure	C
2,674	2,795	2,763	-4	Marketing sales volumes (thousand b/d)
1.Q1 on Q4 change
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services and the Wholesale commercial fuels business which provides fuels for transport, industry and heating. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the fourth quarter 2024, reflected lower operating expenses (decrease of $69 million), and higher Marketing margins (increase of $54 million) mainly due to higher Lubricants unit margins and seasonal impact of higher volumes partly offset by lower Mobility margins due to seasonal impact of lower volumes and lower Sectors and Decarbonisation margins. These net gains were partly offset by unfavourable tax movements ($109 million).
Identified items in the first quarter 2025 included net losses of $61 million related to sale of assets. These losses compare with the fourth quarter 2024 which included impairment charges of $458 million, and net losses of $247 million related to sale of assets.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2025 was primarily driven by Adjusted EBITDA, inflows relating to the timing impact of payments related to emission certificates and biofuel programmes of $540 million, and dividends (net of profits) from joint ventures and associates of $203 million. These inflows were partly offset by working capital outflows of $344 million and tax payments of $174 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the fourth quarter 2024, decreased mainly due to seasonality.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and DD&A expenses.
Shell plc            Unaudited Condensed Interim Financial Report            6

CHEMICALS AND PRODUCTS

Quarters				$ million
Q1 2025	Q4 2024	Q1 2024	%¹		Reference
(77)	(276)	1,311	+72	Income/(loss) for the period
(581)	(99)	(458)		Of which: Identified items	A
449	(229)	1,615	+296	Adjusted Earnings	A
1,410	475	2,826	+197	Adjusted EBITDA	A
130	2,032	(349)	-94	Cash flow from operating activities	A
458	1,392	500		Cash capital expenditure	C
1,362	1,215	1,430	+12	Refinery processing intake (thousand b/d)
2,813	2,926	2,883	-4	Chemicals sales volumes (thousand tonnes)
1.Q1 on Q4 change
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the fourth quarter 2024, reflected higher Products margins (increase of $546 million) mainly driven by higher margins from trading and optimisation and higher refining margins. Adjusted Earnings also reflected higher Chemicals margins (increase of $115 million). In addition, the first quarter 2025 reflected lower operating expenses (decrease of $134 million). These net gains were partly offset by comparative unfavourable tax movements ($96 million).
In the first quarter 2025, Chemicals had negative Adjusted Earnings of $137 million and Products had positive Adjusted Earnings of $586 million.
Identified items in the first quarter 2025 included impairment charges of $277 million, and unfavourable movements of $202 million due to the fair value accounting of commodity derivatives, that as part of Shell's normal business are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These charges and unfavourable movements compare with the fourth quarter 2024 which included impairment charges of $224 million, partly offset by favourable deferred tax movements of $114 million..
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2025 was primarily driven by Adjusted EBITDA, and inflows relating to the timing impact of payments relating to emission certificates and biofuel programmes of $125 million. These inflows were partly offset by working capital outflows of $1,081 million, and net cash outflows relating to commodity derivatives of $508 million.
Chemicals manufacturing plant utilisation was 81% compared with 75% in the fourth quarter 2024, mainly due to lower planned and unplanned maintenance.
Refinery utilisation was 85% compared with 76% in the fourth quarter 2024, mainly due to lower planned maintenance.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and DD&A expenses.
Shell plc            Unaudited Condensed Interim Financial Report            7

RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million
Q1 2025	Q4 2024	Q1 2024	%¹		Reference
(247)	(1,226)	553	+80	Income/(loss) for the period
(205)	(914)	390		Of which: Identified items	A
(42)	(311)	163	+87	Adjusted Earnings	A
111	(123)	267	+190	Adjusted EBITDA	A
367	850	2,466	-57	Cash flow from operating activities	A
403	1,277	438		Cash capital expenditure	C
76	76	77	+1	External power sales (terawatt hours)[2]
184	165	190	+12	Sales of pipeline gas to end-use customers (terawatt hours)[3]
1.Q1 on Q4 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the fourth quarter 2024, reflected higher margins (increase of $99 million) mainly due to higher trading and optimisation in the Americas as a result of higher seasonal demand and volatility, lower operating expenses (decrease of $90 million) and comparative favourable tax movements ($89 million). Most Renewables and Energy Solutions activities were loss-making in the first quarter 2025, which was partly offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the first quarter 2025 included a charge of $143 million related to the disposal of assets. These charges compare with the fourth quarter 2024 which included impairment charges of $996 million mainly relating to renewable generation assets in North America, partly offset by favourable movements of $50 million due to the fair value accounting of commodity derivatives, that as part of Shell's normal business are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2025 was primarily driven by net cash inflows relating to working capital of $380 million and Adjusted EBITDA, partially offset by outflows related to derivatives of $169 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and DD&A expenses.
Additional Growth Measures

Quarters
Q1 2025	Q4 2024	Q1 2024	%¹
				Renewable power generation capacity (gigawatt):
3.5	3.4	3.2	+4	– In operation[2]
4.0	4.0	3.5	-1	– Under construction and/or committed for sale[3]
1.Q1 on Q4 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.
Shell plc            Unaudited Condensed Interim Financial Report            8

CORPORATE

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024		Reference
(483)	(335)	(354)	Income/(loss) for the period
(26)	45	14	Of which: Identified items	A
(457)	(380)	(368)	Adjusted Earnings	A
(261)	(24)	(92)	Adjusted EBITDA	A
(531)	16	(545)	Cash flow from operating activities	A
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate Adjusted Earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the fourth quarter 2024, reflected unfavourable currency exchange rate effects, partly offset by lower operating expenses.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without interest, taxation, exploration well write-offs and DD&A expenses.
OUTLOOK FOR THE SECOND QUARTER 2025
Full year 2024 cash capital expenditure was $21 billion. Our cash capital expenditure range for the full year 2025 is expected to be within $20 - $22 billion.
Integrated Gas production is expected to be approximately 890 - 950 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.3 - 6.9 million tonnes. Second quarter 2025 outlook reflects scheduled maintenance across the portfolio.
Upstream production is expected to be approximately 1,560 - 1,760 thousand boe/d. Production outlook reflects the SPDC divestment in March 2025 and the scheduled maintenance across the portfolio.
Marketing sales volumes are expected to be approximately 2,600 - 3,100 thousand b/d.
Refinery utilisation is expected to be approximately 87% - 95%. Chemicals manufacturing plant utilisation is expected to be approximately 74% - 82%. Second quarter 2025 utilisation outlook reflects the sale of the Energy and Chemicals Park in Singapore which was completed in April 2025.
Corporate Adjusted Earnings1 were a net expense of $457 million for the first quarter 2025. Corporate Adjusted Earnings are expected to be a net expense of approximately $400 - $600 million in the second quarter 2025.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure see reference A.
FORTHCOMING EVENTS

Date	Event
May 20, 2025	Annual General Meeting
July 31, 2025	Second quarter 2025 results and dividends
October 30, 2025	Third quarter 2025 results and dividends
Shell plc            Unaudited Condensed Interim Financial Report            9

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
69,234	66,281	72,478	Revenue[1]
615	(156)	1,318	Share of profit/(loss) of joint ventures and associates
302	683	907	Interest and other income/(expenses)[2]
70,152	66,807	74,703	Total revenue and other income/(expenses)
45,849	43,610	46,867	Purchases
5,549	5,839	5,810	Production and manufacturing expenses
2,840	3,231	2,975	Selling, distribution and administrative expenses
185	331	212	Research and development
210	861	750	Exploration
5,441	7,520	5,881	Depreciation, depletion and amortisation[2]
1,120	1,213	1,164	Interest expense
61,194	62,605	63,659	Total expenditure
8,959	4,205	11,044	Income/(loss) before taxation
4,083	3,164	3,604	Taxation charge/(credit)[2]
4,875	1,041	7,439	Income/(loss) for the period
95	113	82	Income/(loss) attributable to non-controlling interest
4,780	928	7,358	Income/(loss) attributable to Shell plc shareholders
0.79	0.15	1.14	Basic earnings per share ($)[3]
0.79	0.15	1.13	Diluted earnings per share ($)[3]
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
4,875	1,041	7,439	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
1,711	(4,899)	(1,995)	– Currency translation differences[1]
6	(11)	(6)	– Debt instruments remeasurements
(25)	224	53	– Cash flow hedging gains/(losses)
(42)	(50)	(14)	– Deferred cost of hedging
74	(91)	(12)	– Share of other comprehensive income/(loss) of joint ventures and associates
1,723	(4,827)	(1,974)	Total
			Items that are not reclassified to income in later periods:
306	239	439	– Retirement benefits remeasurements
(16)	(50)	78	– Equity instruments remeasurements
(36)	46	10	– Share of other comprehensive income/(loss) of joint ventures and associates
254	235	528	Total
1,977	(4,592)	(1,445)	Other comprehensive income/(loss) for the period
6,852	(3,552)	5,994	Comprehensive income/(loss) for the period
105	50	56	Comprehensive income/(loss) attributable to non-controlling interest
6,748	(3,602)	5,937	Comprehensive income/(loss) attributable to Shell plc shareholders
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            11

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	March 31, 2025	December 31, 2024
Assets
Non-current assets
Goodwill	16,072	16,032
Other intangible assets[1]	11,365	9,480
Property, plant and equipment	183,712	185,219
Joint ventures and associates	24,236	23,445
Investments in securities	2,284	2,255
Deferred tax	6,989	6,857
Retirement benefits	10,266	10,003
Trade and other receivables	7,269	6,018
Derivative financial instruments²	400	374
	262,593	259,683
Current assets
Inventories	22,984	23,426
Trade and other receivables	48,247	45,860
Derivative financial instruments²	8,941	9,673
Cash and cash equivalents	35,601	39,110
	115,773	118,069
Assets classified as held for sale[1]	10,881	9,857
	126,654	127,926
Total assets	389,248	387,609
Liabilities
Non-current liabilities
Debt	65,120	65,448
Trade and other payables	5,487	3,290
Derivative financial instruments²	1,565	2,185
Deferred tax	13,257	13,505
Retirement benefits	6,756	6,752
Decommissioning and other provisions	20,313	21,227
	112,498	112,407
Current liabilities
Debt	11,391	11,630
Trade and other payables	60,870	60,693
Derivative financial instruments²	6,371	7,391
Income taxes payable	4,343	4,648
Decommissioning and other provisions	5,104	4,469
	88,079	88,831
Liabilities directly associated with assets classified as held for sale[1]	8,001	6,203
	96,080	95,034
Total liabilities	208,578	207,441
Equity attributable to Shell plc shareholders	178,813	178,307
Non-controlling interest	1,856	1,861
Total equity	180,670	180,168
Total liabilities and equity	389,248	387,609
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income/(loss) for the period	—	—	1,967	4,780	6,748	105	6,852
Transfer from other comprehensive income	—	—	11	(11)	—	—	—
Dividends³	—	—	—	(2,179)	(2,179)	(86)	(2,265)
Repurchases of shares[4]	(8)	—	8	(3,513)	(3,513)	—	(3,513)
Share-based compensation	—	500	(663)	(405)	(567)	—	(567)
Other changes	—	—	—	23	22	(24)	(2)
At March 31, 2025	502	(304)	21,090	157,527	178,813	1,856	180,670
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income/(loss) for the period	—	—	(1,420)	7,358	5,937	56	5,994
Transfer from other comprehensive income	—	—	138	(138)	—	—	—
Dividends[3]	—	—	—	(2,210)	(2,210)	(68)	(2,278)
Repurchases of shares[4]	(7)	—	7	(3,502)	(3,502)	—	(3,502)
Share-based compensation	—	543	(426)	(392)	(275)	—	(275)
Other changes	—	—	—	8	8	(4)	4
At March 31, 2024	537	(455)	19,445	167,038	186,565	1,739	188,304
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            13

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
8,959	4,205	11,044	Income before taxation for the period
			Adjustment for:
636	665	576	– Interest expense (net)
5,441	7,520	5,881	– Depreciation, depletion and amortisation[1]
28	649	554	– Exploration well write-offs
127	288	(10)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses
(615)	156	(1,318)	– Share of (profit)/loss of joint ventures and associates
523	1,241	738	– Dividends received from joint ventures and associates
854	131	(608)	– (Increase)/decrease in inventories
(2,610)	751	(195)	– (Increase)/decrease in current receivables
(907)	1,524	(1,949)	– Increase/(decrease) in current payables
(244)	111	1,386	– Derivative financial instruments
(100)	(58)	(61)	– Retirement benefits
(480)	(256)	(600)	– Decommissioning and other provisions
570	(856)	509	– Other[1]
(2,900)	(2,910)	(2,616)	Tax paid
9,281	13,162	13,330	Cash flow from operating activities
(3,748)	(6,486)	(3,980)	Capital expenditure
(413)	(421)	(500)	Investments in joint ventures and associates
(15)	(17)	(13)	Investments in equity securities
(4,175)	(6,924)	(4,493)	Cash capital expenditure
559	493	323	Proceeds from sale of property, plant and equipment and businesses
33	305	133	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
5	6	569	Proceeds from sale of equity securities
508	581	577	Interest received
506	1,762	857	Other investing cash inflows
(1,394)	(655)	(1,494)	Other investing cash outflows[1]
(3,959)	(4,431)	(3,528)	Cash flow from investing activities
80	65	(107)	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
139	(13)	167	– New borrowings
(2,514)	(2,664)	(1,532)	– Repayments
(846)	(1,379)	(911)	Interest paid
326	(833)	(297)	Derivative financial instruments
(25)	(10)	(4)	Change in non-controlling interest
			Cash dividends paid to:
(2,179)	(2,114)	(2,210)	– Shell plc shareholders
(86)	(53)	(68)	– Non-controlling interest
(3,311)	(3,579)	(2,824)	Repurchases of shares
(768)	(309)	(462)	Shares held in trust: net sales/(purchases) and dividends received
(9,183)	(10,889)	(8,248)	Cash flow from financing activities
353	(985)	(379)	Effects of exchange rate changes on cash and cash equivalents
(3,509)	(3,142)	1,175	Increase/(decrease) in cash and cash equivalents
39,110	42,252	38,774	Cash and cash equivalents at beginning of period
35,601	39,110	39,949	Cash and cash equivalents at end of period
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 240 to 312) for the year ended December 31, 2024, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 223 to 296) for the year ended December 31, 2024, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2024, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future commodity price assumptions and management's view on the future development of refining and chemicals margins represent a significant estimate and were subject to change in 2024. These assumptions continue to apply for impairment testing purposes in the first quarter 2025. As per the normal process outlined in the 2024 Annual Report and Accounts and Form 20-F, these assumptions are subject to review later this year.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. Both discount rates applied in the first quarter 2025 remain unchanged compared with 2024.

2.    Segment information
REVENUE AND ADJUSTED EARNINGS BY SEGMENT
With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.
The segment earnings measure used until December 31, 2024 was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items. Comparative periods are presented below on an Adjusted Earnings basis.

Shell plc            Unaudited Condensed Interim Financial Report            15

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
			Third-party revenue
9,602	9,294	9,195	Integrated Gas
1,510	1,652	1,759	Upstream
27,083	27,524	30,041	Marketing
21,610	19,992	23,735	Chemicals and Products
9,417	7,808	7,737	Renewables and Energy Solutions
12	10	11	Corporate
69,234	66,281	72,478	Total third-party revenue[1]
			Inter-segment revenue
2,675	2,024	2,404	Integrated Gas
9,854	9,931	10,287	Upstream
1,849	984	1,355	Marketing
8,255	8,656	10,312	Chemicals and Products
1,164	1,879	1,005	Renewables and Energy Solutions
—	—	—	Corporate
			Adjusted Earnings
2,483	2,165	3,680	Integrated Gas
2,337	1,682	1,933	Upstream
900	839	781	Marketing
449	(229)	1,615	Chemicals and Products
(42)	(311)	163	Renewables and Energy Solutions
(457)	(380)	(368)	Corporate
5,670	3,766	7,804	Total Adjusted Earnings[2]
5,577	3,661	7,734	Adjusted Earnings attributable to Shell plc shareholders
94	106	70	Adjusted Earnings attributable to non-controlling interest
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.
2.See Reconciliation of income for the period to Adjusted Earnings below.

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.
Shell plc            Unaudited Condensed Interim Financial Report            16

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
			Capital expenditure
943	1,123	858	Integrated Gas
1,727	2,205	1,766	Upstream
252	798	427	Marketing
451	1,121	474	Chemicals and Products
358	1,214	421	Renewables and Energy Solutions
17	25	34	Corporate
3,748	6,486	3,980	Total capital expenditure
			Add: Investments in joint ventures and associates
174	214	184	Integrated Gas
197	(117)	244	Upstream
4	13	38	Marketing
7	271	26	Chemicals and Products
30	36	8	Renewables and Energy Solutions
1	4	–	Corporate
413	421	500	Total investments in joint ventures and associates
			Add: Investments in equity securities
–	–	–	Integrated Gas
–	(11)	–	Upstream
–	–	–	Marketing
–	–	–	Chemicals and Products
14	28	10	Renewables and Energy Solutions
–	–	3	Corporate
15	17	13	Total investments in equity securities
			Cash capital expenditure
1,116	1,337	1,041	Integrated Gas
1,923	2,076	2,010	Upstream
256	811	465	Marketing
458	1,392	500	Chemicals and Products
403	1,277	438	Renewables and Energy Solutions
19	30	37	Corporate
4,175	6,924	4,493	Total Cash capital expenditure
RECONCILIATION OF INCOME FOR THE PERIOD TO ADJUSTED EARNINGS

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
4,780	928	7,358	Income/(loss) attributable to Shell plc shareholders
95	113	82	Income/(loss) attributable to non-controlling interest
4,875	1,041	7,439	Income/(loss) for the period
(15)	(75)	(360)	Add: Current cost of supplies adjustment before taxation
(2)	23	84	Add: Tax on current cost of supplies adjustment
(510)	(3,008)	(1,244)	Less: Identified items adjustment before taxation
301	(230)	(604)	Add: Tax on identified items adjustment
5,670	3,766	7,804	Adjusted Earnings
5,577	3,661	7,734	Adjusted Earnings attributable to Shell plc shareholders
94	106	70	Adjusted Earnings attributable to non-controlling interest
Shell plc            Unaudited Condensed Interim Financial Report            17

Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.

Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.

Q1 2025	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(106)	(1)	154	(57)	(15)	(187)	—
Impairment reversals/(impairments)	(341)	—	(21)	10	(293)	(38)	—
Redundancy and restructuring	(44)	(1)	(15)	(9)	(13)	(9)	4
Fair value accounting of commodity derivatives and certain gas contracts[1]	194	420	(1)	12	(258)	20	—
Other[2]	(212)	(70)	4	—	(101)	(46)	—
Total identified items included in Income/(loss) before taxation	(510)	348	121	(44)	(679)	(260)	4
Less: Total identified items included in Taxation charge/(credit)	301	43	378	4	(99)	(54)	29
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(208)	—	8	(61)	(12)	(143)	—
Impairment reversals/(impairments)	(317)	—	(15)	6	(277)	(31)	—
Redundancy and restructuring	(24)	(1)	(5)	(1)	(12)	(7)	2
Fair value accounting of commodity derivatives and certain gas contracts[1]	187	362	—	7	(202)	20	—
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	108	4	132	—	—	—	(28)
Other[2]	(558)	(59)	(377)	—	(77)	(45)	—
Impact on Adjusted Earnings	(811)	306	(257)	(49)	(581)	(205)	(26)
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Adjusted Earnings attributable to Shell plc shareholders	(811)	306	(257)	(49)	(581)	(205)	(26)
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Shell plc            Unaudited Condensed Interim Financial Report            18

Q4 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(288)	(99)	(66)	(216)	42	51	—
Impairment reversals/(impairments)	(2,554)	(523)	(183)	(493)	(288)	(1,065)	(1)
Redundancy and restructuring	(175)	(27)	(62)	(70)	(5)	(11)	(1)
Fair value accounting of commodity derivatives and certain gas contracts[1]	209	136	(14)	58	(38)	67	—
Other[1]	(200)	—	(165)	(33)	(2)	—	—
Total identified items included in Income/(loss) before taxation	(3,008)	(514)	(491)	(753)	(291)	(958)	(2)
Less: Total identified items included in Taxation charge/(credit)	(230)	(92)	160	(17)	(191)	(43)	(47)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(321)	(96)	(51)	(247)	33	40	—
Impairment reversals/(impairments)	(2,170)	(339)	(152)	(458)	(224)	(996)	(1)
Redundancy and restructuring	(115)	(16)	(34)	(52)	(3)	(8)	(1)
Fair value accounting of commodity derivatives and certain gas contracts[1]	184	109	(4)	46	(17)	50	—
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	(210)	(57)	(199)	—	—	—	46
Other[1]	(147)	(22)	(212)	(25)	113	—	—
Impact on Adjusted Earnings	(2,778)	(421)	(651)	(736)	(99)	(914)	45
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Adjusted Earnings attributable to Shell plc shareholders	(2,778)	(421)	(651)	(736)	(99)	(914)	45
1.For a detailed description, see the corresponding footnotes to the Q1 2025 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            19

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	10	(3)	27	(15)	(9)	10	—
Impairment reversals/(impairments)	(227)	(8)	(96)	(4)	(178)	59	—
Redundancy and restructuring	(74)	(1)	(13)	(20)	(18)	(15)	(6)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(1,079)	(1,068)	(2)	6	(416)	400	—
Other[1]	126	4	38	23	45	16	—
Total identified items included in Income/(loss) before taxation	(1,244)	(1,075)	(46)	(11)	(575)	469	(6)
Less: Total identified items included in Taxation charge/(credit)	(604)	(157)	(385)	(4)	(118)	80	(20)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(4)	(2)	10	(11)	(7)	6	—
Impairment reversals/(impairments)	(186)	(5)	(102)	(3)	(152)	77	—
Redundancy and restructuring	(53)	(1)	(9)	(15)	(14)	(11)	(4)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(896)	(887)	—	5	(319)	306	—
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	403	(27)	412	—	—	—	18
Other[1]	95	3	28	17	34	12	—
Impact on Adjusted Earnings	(641)	(919)	339	(7)	(458)	390	14
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Adjusted Earnings attributable to Shell plc shareholders	(641)	(919)	339	(7)	(458)	390	14
1.For a detailed description, see the corresponding footnotes to the Q1 2025 identified items table above.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income.
Shell plc            Unaudited Condensed Interim Financial Report            20

3.    Earnings per share
EARNINGS PER SHARE

Quarters
Q1 2025	Q4 2024	Q1 2024
4,780	928	7,358	Income/(loss) attributable to Shell plc shareholders ($ million)

			Weighted average number of shares used as the basis for determining:
6,033.5	6,148.4	6,440.1	Basic earnings per share (million)
6,087.8	6,213.9	6,504.3	Diluted earnings per share (million)
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

	Number of shares	Nominal value ($ million)
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(98,948,766)	(8)
At March 31, 2025	6,016,082,392	502
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(88,893,999)	(7)
At March 31, 2024	6,435,215,050	537
At Shell plc’s Annual General Meeting on May 21, 2024, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €150 million (representing approximately 2,147 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2025, or the end of the Annual General Meeting to be held in 2025, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	1,967	1,967
Transfer from other comprehensive income	—	—	—	—	11	11
Repurchases of shares	—	—	8	—	—	8
Share-based compensation	—	—	—	(663)	—	(663)
At March 31, 2025	37,298	154	279	754	(17,394)	21,090
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(1,420)	(1,420)
Transfer from other comprehensive income	—	—	—	—	138	138
Repurchases of shares	—	—	7	—	—	7
Share-based compensation	—	—	—	(426)	—	(426)
At March 31, 2024	37,298	154	244	882	(19,132)	19,445
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the
Shell plc            Unaudited Condensed Interim Financial Report            21

issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2024, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2025, are consistent with those used in the year ended December 31, 2024, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2024 and March 31, 2025 is a decrease of $732 million for the current assets and a decrease of $1,020 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	March 31, 2025	December 31, 2024
Carrying amount[1]	48,023	48,376
Fair value[2]	44,240	44,119
1.    Shell issued no debt under the US shelf or under the Euro medium-term note programmes during the first quarter 2025.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
302	683	907	Interest and other income/(expenses)
			Of which:
481	548	588	Interest income
1	25	23	Dividend income (from investments in equity securities)
(127)	(288)	10	Net gains/(losses) on sales and revaluation of non-current assets and businesses
(137)	267	66	Net foreign exchange gains/(losses) on financing activities
85	131	219	Other

Depreciation, depletion and amortisation

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
5,441	7,520	5,881	Depreciation, depletion and amortisation
			Of which:
5,130	5,829	5,654	Depreciation
311	1,797	382	Impairments
(1)	(106)	(154)	Impairment reversals
Impairments recognised in the first quarter 2025 of $311 million pre-tax ($287 million post-tax) principally relate to Chemicals and Products.

Impairments recognised in the fourth quarter 2024 of $2,659 million pre-tax ($2,245 million post-tax), of which $1,797 million recognised in depreciation, depletion and amortisation and $863 million recognised in share of profit of joint ventures and associates, mainly relate to Renewables and Energy Solutions ($1,068 million pre-tax; $1,000 million post-tax), Integrated Gas
Shell plc            Unaudited Condensed Interim Financial Report            22

($532 million pre-tax; $345 million post-tax), Marketing ($495 million pre-tax; $459 million post-tax), Chemicals and Products ($315 million pre-tax; $247 million post-tax) and Upstream ($248 million pre-tax; $194 million post-tax).
Impairments recognised in the first quarter 2024 of $382 million pre-tax ($332 million post-tax) include smaller impairments in various segments.
Taxation charge/credit

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
4,083	3,164	3,604	Taxation charge/(credit)
			Of which:
4,024	3,125	3,525	Income tax excluding Pillar Two income tax
59	39	79	Income tax related to Pillar Two income tax
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
1,711	(4,899)	(1,995)	Currency translation differences
			Of which:
1,618	(5,028)	(1,983)	Recognised in Other comprehensive income
92	129	(12)	(Gain)/loss reclassified to profit or loss

Condensed Consolidated Balance Sheet
Other intangible assets

$ million
	March 31, 2025	December 31, 2024
Other intangible assets	11,365	9,480
The increase in other intangible assets as at March 31, 2025 compared with December 31, 2024 is mainly related to initial recognition at fair value of favourable LNG, gas offtake and sales contracts. These were recognised following completion of the acquisition of Pavilion Energy Pte. Ltd. during the first quarter 2025. The fair value of unfavourable LNG, gas offtake and sales contracts acquired was recognised under trade and other payables.
Assets classified as held for sale

$ million
	March 31, 2025	December 31, 2024
Assets classified as held for sale	10,881	9,857
Liabilities directly associated with assets classified as held for sale	8,001	6,203
Assets classified as held for sale and associated liabilities at March 31, 2025 principally relate to Shell's UK offshore oil and gas assets in Upstream, mining interests in Canada and an energy and chemicals park in Singapore, both in Chemicals and Products. Upon completion of the sale, Shell's UK offshore assets will be derecognised in exchange for a 50% interest in a newly formed joint venture.
The major classes of assets and liabilities classified as held for sale at March 31, 2025, are Property, plant and equipment ($8,866 million; December 31, 2024: $8,283 million), Inventories ($1,003 million; December 31, 2024: $1,180 million), Decommissioning and other provisions ($3,228 million; December 31, 2024: $3,053 million), deferred tax liabilities ($2,823 million; December 31, 2024: $2,042 million), Trade and other payables ($1,000 million; December 31, 2024: $484 million) and Debt ($839 million; December 31, 2024: $624 million).
Shell plc            Unaudited Condensed Interim Financial Report            23

Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
570	(856)	509	Other
'Cash flow from operating activities - Other' for the first quarter 2025 includes $652 million of net inflows (fourth quarter 2024: $1,447 million net outflows; first quarter 2024: $188 million net inflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America and $255 million in relation to reversal of currency exchange gains on Cash and cash equivalents (fourth quarter 2024: $672 million losses; first quarter 2024: $253 million losses).

Cash flow from investing activities - Other investing cash outflows

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
(1,394)	(655)	(1,494)	Other investing cash outflows
'Cash flow from investing activities - Other investing cash outflows' for the first quarter 2025 includes $818 million secured term loans provided to The Shell Petroleum Development Company of Nigeria Limited (SPDC) upon completion of the sale of SPDC. The first quarter 2024 includes $645 million of debt securities acquired in the Corporate segment.

8.     Reconciliation of Operating expenses and Total Debt
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
5,549	5,839	5,810	Production and manufacturing expenses
2,840	3,231	2,975	Selling, distribution and administrative expenses
185	331	212	Research and development
8,575	9,401	8,997	Operating expenses
RECONCILIATION OF TOTAL DEBT

March 31, 2025	December 31, 2024	March 31, 2024	$ million
11,391	11,630	11,046	Current debt
65,120	65,448	68,886	Non-current debt
76,511	77,078	79,931	Total debt
Shell plc            Unaudited Condensed Interim Financial Report            24

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes these items when presenting individual segment Adjusted Earnings as set out in the table below.

We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q1 2025	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Income/(loss) for the period	4,875	2,789	2,080	814	(77)	(247)	(483)
Add: Current cost of supplies adjustment before taxation	(15)			52	(67)
Add: Tax on current cost of supplies adjustment	(2)			(14)	12
Less: Identified items	(811)	306	(257)	(49)	(581)	(205)	(26)
Less: Income/(loss) attributable to non-controlling interest	95
Less: Current cost of supplies adjustment attributable to non-controlling interest	(1)
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	5,577
Add: Non-controlling interest	94
Adjusted Earnings plus non-controlling interest	5,670	2,483	2,337	900	449	(42)	(457)
Add: Taxation charge/(credit) excluding tax impact of identified items	3,784	803	2,619	391	99	63	(191)
Add: Depreciation, depletion and amortisation excluding impairments	5,130	1,404	2,213	566	852	90	6
Add: Exploration well write-offs	28	—	29
Add: Interest expense excluding identified items	1,119	51	200	12	14	2	841
Less: Interest income	481	4	11	—	4	2	461
Adjusted EBITDA	15,250	4,735	7,387	1,869	1,410	111	(261)
Less: Current cost of supplies adjustment before taxation	(15)			52	(67)
Joint ventures and associates (dividends received less profit)	(178)	(286)	(159)	203	54	10	—
Derivative financial instruments	(38)	542	14	10	(508)	(169)	73
Taxation paid	(2,900)	(773)	(1,999)	(174)	63	52	(68)
Other	(206)	(68)	(386)	396	125	(17)	(257)
(Increase)/decrease in working capital	(2,663)	(687)	(913)	(344)	(1,081)	380	(19)
Cash flow from operating activities	9,281	3,463	3,945	1,907	130	367	(531)

Shell plc            Unaudited Condensed Interim Financial Report            25

Q4 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Income/(loss) for the period	1,041	1,744	1,031	103	(276)	(1,226)	(335)
Add: Current cost of supplies adjustment before taxation	(75)			(2)	(73)
Add: Tax on current cost of supplies adjustment	23			2	21
Less: Identified items	(2,778)	(421)	(651)	(736)	(99)	(914)	45
Less: Income/(loss) attributable to non-controlling interest	113
Less: Current cost of supplies adjustment attributable to non-controlling interest	(7)
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	3,661
Add: Non-controlling interest	106
Adjusted Earnings plus non-controlling interest	3,766	2,165	1,682	839	(229)	(311)	(380)
Add: Taxation charge/(credit) excluding tax impact of identified items	3,371	635	2,618	266	(198)	97	(46)
Add: Depreciation, depletion and amortisation excluding impairments	5,829	1,440	2,803	587	896	96	8
Add: Exploration well write-offs	649	277	372	—	—	—	—
Add: Interest expense excluding identified items	1,213	54	201	17	16	2	923
Less: Interest income	548	3	—	—	10	7	529
Adjusted EBITDA	14,281	4,568	7,676	1,709	475	(123)	(24)
Less: Current cost of supplies adjustment before taxation	(75)			(2)	(73)
Joint ventures and associates (dividends received less profit)	451	110	(22)	172	139	51	—
Derivative financial instruments	319	120	(28)	(8)	230	533	(527)
Taxation paid	(2,910)	(635)	(2,019)	(130)	36	(41)	(120)
Other	(1,461)	114	(486)	(1,227)	(313)	77	375
(Increase)/decrease in working capital	2,407	114	(611)	845	1,394	353	312
Cash flow from operating activities	13,162	4,391	4,509	1,363	2,032	850	16

Shell plc            Unaudited Condensed Interim Financial Report            26

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Income/(loss) for the period	7,439	2,761	2,272	896	1,311	553	(354)
Add: Current cost of supplies adjustment before taxation	(360)			(153)	(207)
Add: Tax on current cost of supplies adjustment	84			30	54
Less: Identified items	(641)	(919)	339	(7)	(458)	390	14
Less: Income/(loss) attributable to non-controlling interest	82
Less: Current cost of supplies adjustment attributable to non-controlling interest	(12)
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	7,734
Add: Non-controlling interest	70
Adjusted Earnings plus non-controlling interest	7,804	3,680	1,933	781	1,615	163	(368)
Add: Taxation charge/(credit) excluding tax impact of identified items	4,124	996	2,522	358	338	—	(91)
Add: Depreciation, depletion and amortisation excluding impairments	5,654	1,410	2,727	535	870	106	6
Add: Exploration well write-offs	554	8	546	—	—	—	—
Add: Interest expense excluding identified items	1,163	42	169	12	17	1	922
Less: Interest income	588	—	10	—	14	4	560
Adjusted EBITDA	18,711	6,136	7,888	1,686	2,826	267	(92)
Less: Current cost of supplies adjustment before taxation	(360)			(153)	(207)
Joint ventures and associates (dividends received less profit)	(582)	(197)	(546)	93	56	13	—
Derivative financial instruments	306	(1,080)	(3)	(39)	(402)	1,978	(149)
Taxation paid	(2,616)	(467)	(1,802)	(175)	(19)	(244)	91
Other	(97)	45	(231)	393	(378)	(30)	104
(Increase)/decrease in working capital	(2,752)	275	421	(792)	(2,639)	481	(499)
Cash flow from operating activities	13,330	4,712	5,727	1,319	(349)	2,466	(545)

Shell plc            Unaudited Condensed Interim Financial Report            27

Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.
Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q1 2025	Q4 2024	Q1 2024
Current debt	11,046	9,931	9,044
Non-current debt	68,886	71,610	76,098
Total equity	188,304	188,362	195,530
Less: Cash and cash equivalents	(39,949)	(38,774)	(42,074)
Capital employed – opening	228,286	231,128	238,598
Current debt	11,391	11,630	11,046
Non-current debt	65,120	65,448	68,886
Total equity	180,670	180,168	188,304
Less: Cash and cash equivalents	(35,601)	(39,110)	(39,949)
Capital employed – closing	221,580	218,134	228,286
Capital employed – average	224,933	224,630	233,442
Shell plc            Unaudited Condensed Interim Financial Report            28

$ million	Quarters
	Q1 2025	Q4 2024	Q1 2024
Adjusted Earnings - current and previous three quarters (Reference A)	21,558	23,716	26,338
Add: Income/(loss) attributable to NCI - current and previous three quarters	441	427	295
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	25	14	(24)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	18	18	(11)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	22,005	24,139	26,620
Add: Interest expense after tax - current and previous three quarters	2,639	2,701	2,718
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	1,329	1,389	1,368
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	23,315	25,452	27,971
Capital employed – average	224,933	224,630	233,442
ROACE on an Adjusted Earnings plus NCI basis	10.4%	11.3%	12.0%
Shell plc            Unaudited Condensed Interim Financial Report            29

E.    Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

$ million
	March 31, 2025	December 31, 2024	March 31, 2024
Current debt	11,391	11,630	11,046
Non-current debt	65,120	65,448	68,886
Total debt	76,511	77,078	79,931
Of which: Lease liabilities	28,488	28,702	26,885
Add: Debt-related derivative financial instruments: net liability/(asset)	1,905	2,469	1,888
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,295)	(1,628)	(1,357)
Less: Cash and cash equivalents	(35,601)	(39,110)	(39,949)
Net debt	41,521	38,809	40,513
Total equity	180,670	180,168	188,304
Total capital	222,190	218,974	228,817
Gearing	18.7%	17.7%	17.7%

Shell plc            Unaudited Condensed Interim Financial Report            30

F.    Operating expenses and Underlying operating expenses
Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q1 2025	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	5,549	947	2,139	349	1,621	486	8
Selling, distribution and administrative expenses	2,840	38	42	2,053	442	153	111
Research and development	185	22	32	42	25	21	43
Operating expenses	8,575	1,006	2,213	2,444	2,088	661	162

Q4 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	5,839	982	2,470	270	1,632	480	5
Selling, distribution and administrative expenses	3,231	39	96	2,258	471	241	126
Research and development	331	40	69	73	46	37	66
Operating expenses	9,401	1,061	2,635	2,602	2,149	757	196

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	5,810	956	2,269	366	1,634	579	5
Selling, distribution and administrative expenses	2,975	62	58	2,188	420	158	89
Research and development	212	26	58	34	34	12	49
Operating expenses	8,997	1,044	2,385	2,587	2,088	749	144
Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
8,575	9,401	8,997	Operating expenses
(44)	(174)	(73)	Redundancy and restructuring (charges)/reversal
(101)	(88)	—	(Provisions)/reversal
23	—	130	Other
(121)	(262)	57	Total identified items
8,453	9,138	9,054	Underlying operating expenses
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.
Shell plc            Unaudited Condensed Interim Financial Report            31

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
9,281	13,162	13,330	Cash flow from operating activities
(3,959)	(4,431)	(3,528)	Cash flow from investing activities
5,322	8,731	9,802	Free cash flow
597	805	1,025	Less: Divestment proceeds (Reference I)
45	1	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")
130	525	62	Add: Cash outflows related to inorganic capital expenditure[1]
4,899	8,453	8,839	Organic free cash flow[2]
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
9,281	13,162	13,330	Cash flow from operating activities
854	131	(608)	(Increase)/decrease in inventories
(2,610)	751	(195)	(Increase)/decrease in current receivables
(907)	1,524	(1,949)	Increase/(decrease) in current payables
(2,663)	2,407	(2,752)	(Increase)/decrease in working capital
11,944	10,755	16,082	Cash flow from operating activities excluding working capital movements

I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million
Q1 2025	Q4 2024	Q1 2024
559	493	323	Proceeds from sale of property, plant and equipment and businesses
33	305	133	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
5	6	569	Proceeds from sale of equity securities
597	805	1,025	Divestment proceeds
Shell plc            Unaudited Condensed Interim Financial Report            32

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, May 2, 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s net carbon intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell
Shell plc            Unaudited Condensed Interim Financial Report            33

purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
May 2, 2025
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information
Shell plc            Unaudited Condensed Interim Financial Report            34